UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 13, 2023

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Novo Nordisk conducts a two-for-one stock split

Bagsværd, Denmark, 13 September 2023 – As communicated on 10 August 2023 in connection with the release of Novo Nordisk's financial results for the first six months of 2023, Novo Nordisk's Board of Directors has approved a split of the trading units of the Novo Nordisk B shares listed on Nasdaq Copenhagen and of the American Depositary Receipts (ADRs) listed on New York Stock Exchange (NYSE) in a two-for-one ratio.

Novo Nordisk’s B shares have been listed on Nasdaq Copenhagen in trading units of DKK 0.20 and its American Depositary Receipts (ADRs) that equal B-shares of DKK 0.20 have been listed on New York Stock Exchange (NYSE).

Consequently, the trading unit of the Novo Nordisk B shares listed on Nasdaq Copenhagen has been changed from DKK 0.20 to DKK 0.10 as of 13 September 2023. The ADRs will similarly be split as of 20 September 2023 to maintain the one-to-one relationship between the B-share and the ADR.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 59,000 people in 80 countries and markets its products in around 170 countries. For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Novo Nordisk A/S Global Communication	Novo Alle 1 2880 Bagsværd Denmark	Tel: +45 4444 8888 www.novonordisk.com	CVR no: 24 25 67 90

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Elizabeth DeLuca (US) +1 609 580 9868 edel@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com

David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Sina Meyer +45 3075 6656 azey@novonordisk.com	Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com

Novo Nordisk A/S Global Communication	Novo Alle 1 2880 Bagsværd Denmark	Tel: +45 4444 8888 www.novonordisk.com	CVR no: 24 25 67 90

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: September 13, 2023	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer